1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___________.)

U.S. District Court Issues Verdict on TSMC-UniRAM Case
Hsinchu, Taiwan, R.O.C., September 26, 2007 — TSMC today announced that the United States District Court for the Northern District of California, San Francisco Division, awarded UniRAM Technologies US$30.5 million in litigation asserting that TSMC misused UniRAM’s alleged trade secrets. However, TSMC has the right to file post trial motions as well as to take appeal.
“TSMC has always held itself to the highest standards of respect for intellectual property, and believes that this verdict is in error,” said Dr. Dick Thurston, TSMC’s Vice President and General Counsel. “We intend to pursue all defenses vigorously.”
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TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
Deputy Director, PR Department, TSMC
Tel: 886-3-505-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Michael Kramer
Principal Specialist, TSMC P.R. Dept
Tel: 886-3-505-6216
Mobile: 886-926-026-632
Fax: 886-3-567-0121
E-Mail: pdkramer@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: September 26, 2007	By	/s/ Lora Ho
Lora Ho Vice President & Chief Financial Officer